Mitsubishi Corporation
2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8594 Fax:+81-3-3210-8583

July 29, 2005
Our ref. No. PI 019

The U.S. Securities and Exchange Co
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Fina...
Mail Stop 3-7
Washington, D.C. 20549

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Consolidated financial Results for the three months ended June 30, 2005**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Eiji Oshima
Senior Vice President
Investor Relations Office

dlw 8/2

July 29, 2005
Mitsubishi Corporation

Results for the First Quarter Ended June 30, 2005 (US GAAP)

Consolidated Income

(Billions of Yen)	FY2006 Three months ended June 2005	FY2005 Three months ended June 2004	FY2005 Increase or decrease		Outlook for FY2006 Year ending March 2006	Outlook for FY2006 Percentage of achievement
Operating transactions (*1)	4,328.8	4,028.3	300.5		17,500.0	25%
Gross profit	**230.6**	**194.6**	**36.0**	a	**1,000.0**	**23%**
Selling, general and administrative expenses	(163.0)	(158.4)	(4.6)	b	(697.0)	23%
Provision for doubtful receivables	(1.2)	-	(1.2)		(3.0)	40%
Operating income (*1)	**66.4**	**36.2**	**30.2**		**300.0**	**22%**
Interest expense-net	(0.2)	(0.5)	0.3	c	(13.0)	2%
Dividend income	18.7	10.7	8.0	c	40.0	47%
Gain on marketable securities and investments - net	3.2	8.4	(5.2)	d		
Gain on property and equipment - net	4.1	0.8	3.3	e	33.0	57%
Other income- net	11.6	5.1	6.5	f		
Income from consolidated operations before income taxes	**103.8**	**60.7**	**43.1**		**360.0**	**29%**
Income taxes	(40.0)	(31.2)	(8.8)		(150.0)	27%
Minority interests in income of consolidated subsidiaries	(9.9)	(5.5)	(4.4)		(30.0)	33%
Equity in earnings of affiliated companie	23.6	18.8	4.8	g	100.0	24%
Net income	**77.5**	**42.8**	**34.7**		**280.0**	**28%**

(*1) Operating transactions and operating income are voluntary disclosures in accordance with Japanese accounting practices and solely for the convenience of investors in Japan.
Revenues according to EITF Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent," was 1,056.2 billion yen for the three months ended June 30, 2005 and 939.7 billion in the three months ended June 30, 2004.

Core earnings (*2)	**109.7**	**65.2**	**44.5**	**430.0**	**26%**

(*2) Core earnings = Operating income (before the deduction of provision for doubtful receivables) + Interest expense-net + Dividends + Equity in earnings of affiliated companies-net

Summary of changes from the same period of the previous fiscal year

a. [Gross profit]
Gross profit rose 18% from the same period of the previous fiscal year due to favorable market conditions for energy, metal resources and steel products, as well as expansion in food-related businesses and other factors.

b. [Selling, general and administrative expenses]
Increased in line with the growth in gross profit due to expansion in food-related businesses.

c. [Net Financial income]
Increased due to higher dividends from resource-related businesses.

d. [Gain on marketable securities and investments-net]
- Write-off of marketable securities
  Increased 0.1 bil.yen (-0.1bil. yen ← 0)
- Impairment losses on non-performing assets
  Increased 0.3 bil.yen (-1.6 bil.yen ← -1.3 bil. yen)
- Other gains on sales of shares, etc.
  Decreased 4.8 bil.yen (+4.9 bil.yen ← +9.7 bil.yen)

e. [Gain on property and equipment-net]
Increased due to gains on sale of property and equipment and other fixed assets.

f. [Other income - net]
Increased due to an improvement in foreign currency-related gains.

g. [Equity in earnings of affiliated companies-net]
Increased mainly due to strong results at resource- and petrochemicals-related companies.

Assets and Liabilites

	June 30, 2005	March 31, 2005	Increase or decrease		Outlook for FY2006 (Forecasted in April 28, 2005)	Increase or decrease from June 2005
Total assets	9,246.7	9,149.9	96.8	h	9,500.0	253.3
Total shareholders' equity	1,600.9	1,504.5	96.4	i	1,750.0	149.1
[For Reference] Interest bearing liabilities Gross (*3)	4,090.7	4,099.1	(8.4)	j	4,200.0	109.3
Interest bearing liabilities Net (*3)	3,424.7	3,479.0	(54.3)		3,600.0	175.3
(Debt-to-equity ratio - Gross)	2.6	2.7	-0.1		2.4	-0.2
(Debt-to-equity ratio -Net)	2.1	2.3	-0.2		2.1	-

(*3) Interest bearing liabilities do not include "notes and bills discounted" and "impact of adopting SFAS 133."

Summary of changes from March 2005

h. [Total assets]
Increase due to new investments in resource-related projects and other businesses, increased earnings at equity-method companies and growth in unrealized gains on marketable securities available-for-sale.

i. [Total shareholders' equity]
Increase mainly reflects rise in net income.

j. [Interest-bearing liabilities]
Decrease in both gross and net interest-bearing liabilities due to improvement in cash flows mainly by the collection of accounts receivable.

[Change of major indices]

	Three months ended June 30, 2005	Three months ended June 30, 2004	Increase or decrease
Crude oil (USD/BBL)	47.9	33.3	14.6 (+44%)
Foreign exchange (YEN/USD)	107.7	109.6	-1.9 (2% yen appreciation)
Interest (%)TIBOR	0.08	0.08	-

[For Reference]
*2 Core earnings:
The sum of recurring profit and expense items, this yardstick is used to measure Mitsubishi Corporation's ability to generate earnings.
*3 Interest-bearing liabilities : The portion of interest-bearing liabilities on the balance sheet, representing funds procured that Mitsubishi Corporation is obliged to repay.

MITSUBISHI CORPORATION AND SUBSIDIARIES

CONSOLIDATED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2005

(UNAUDITED)

Based on US GAAP

Mitsubishi Corporation

Investor Relations Office

2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086

Phone: +81-3-3210-8594 Fax:+81-3-3210-8583

For Immediate Release

Mitsubishi Corporation Announces Consolidated Financial Results for the First Quarter Ended June 30, 2005

(Based on US GAAP)

TOKYO, July 29, 2005.....Mitsubishi Corporation announced today its consolidated results, using accounting principles generally accepted in the United States, for the first quarter ended June 30, 2005.

Outline of Consolidated Results (April 1, 2005 to June 30, 2005)

Operating transactions for the three months ended June 30, 2005 rose 300.5 billion yen, or 7.5%, to 4,328.8 billion yen due to factors such as steady transaction growth at Metal One Corporation. Gross profit also increased, rising 36.0 billion yen, or 18.5%, to 230.6 billion yen due to continuing favorable market conditions for steel products and petroleum-related activities, improved profitability in a coking coal business and the consolidation of a food-related subsidiary.

Selling, general and administrative expenses rose due to factors such as the inclusion of newly consolidated subsidiaries. However, this increase was outweighed by the increase in gross profit, resulting in operating income of 66.4 billion yen, up 30.2 billion yen, or 83.4%, from the same period of the previous fiscal year.

In other income (expenses), gain on marketable securities and investments-net decreased from the corresponding period of the previous fiscal year when gains were recorded on the sale of shares. However, dividend income increased markedly year on year due mainly to higher dividends from investments related to energy and metal resources. In addition, other income-net increased due mainly to foreign currency-related gains.

Equity in earnings of affiliated companies-net rose 4.8 billion yen, or 25.4%, to 23.6 billion yen due in part to higher earnings at energy and metal resource-related companies.

As a result, net income increased 34.6 billion yen, or 80.9%, to 77.5 billion yen, representing an achievement rate of 27.7% relative to the full-year forecast of 280.0 billion yen.

Forward-Looking Statements

The statements included in this release contain forward-looking statements about Mitsubishi Corporation's future plans, strategies, beliefs and performance that are not historic facts. Such statements are based on the company's assumptions and beliefs in light of competitive, financial and economic data currently available and are subject to a number of risks, uncertainties and assumptions that, without limitation, relate to world economic conditions, exchange rates and commodity prices. Accordingly, Mitsubishi Corporation wishes to caution readers that actual results may differ materially from those projected in this release.

# # #

For further information contact:
Mitsubishi Corporation
Investor Relations Office
Phone: 81-3-3210-8594
Fax: 81-3-3210-8583

Mitsubishi Corporation and subsidiaries
FINANCIAL HIGHLIGHTS
For the three months ended June 30, 2005 (unaudited)
(Based on US GAAP)

1.Summary of consolidated results
(1) Consolidated results for the three months ended June 30, 2005

(Millions of Yen)

	Operating transactions	Operating income	Income from consolidated operations before income taxes	Net income
For the three months ended				
June 30, 2005	4,328,840	66,435	103,781	77,452
June 30, 2004	4,028,331	36,220	60,720	42,820
For the year ended				
March 31, 2005	17,132,704	183,365	209,799	182,369

	Net income per share	Net income per share (diluted basis)
For the three months ended	Yen	Yen
June 30, 2005	49.47	45.70
June 30, 2004	27.35	25.26
For the year ended		
March 31, 2005	116.49	107.58

(2) Assets and shareholders' equity

(Millions of Yen)

	Total assets	Shareholder's equity	Ratio of shareholders' equity to total assets	Shareholders' equity per share
As of				Yen
June 30, 2005	9,246,681	1,600,908	17.3%	1,022.40
June 30, 2004	8,408,435	1,248,203	14.8%	797.27
As of				
March 31, 2005	9,149,938	1,504,454	16.4%	960.85

2. Number of consolidated subsidiaries : 377
Number of affiliated companies accounted for by equity method : 173

(1) The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(2) Operating transactions and operating income, as presented above, are voluntary disclosures solely for the convenience of investors in Japan. Operating transactions represents the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.
Operating income reflects the companies' (a) gross profit, (b) selling, general and administrative expenses, and (c) provision for doubtful receivables.
Operating transactions and operating income, as presented above, are non-GAAP measure commonly used by similar Japanese trading companies and should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities.

(3) The outlook of operating transactions and net income for the year ending March 31, 2006 have not changed from the original outlook announced on April 28, 2005.

(4) Certain restatements for the three months ended June 30, 2004 have been made in accordance with Accounting Principles Board Opinion No.18 "The Equity Method of Accounting for Investment in Common Stock."

Mitsubishi Corporation and subsidiaries
STATEMENTS OF CONSOLIDATED INCOME (US GAAP)
For the three months ended June 30, 2005 and 2004 (unaudited)

	Millions of yen			
	Three months ended June 30, 2005	Three months ended June 30, 2004	Increase or [-]decrease	%
Revenues:				
Revenues from trading, manufacturing and other activities	893,706	799,974	93,732	11.7
Trading margins and commissions on trading transactions	162,491	139,690	22,801	16.3
Total revenues	1,056,197	939,664	116,533	12.4
Cost of revenues from trading, manufacturing and other activities	(825,602)	(745,021)	-80,581	10.8
Gross profit	230,595	194,643	35,952	18.5
Expenses and other:				
Selling, general and administrative	(162,987)	(158,388)	-4,599	2.9
Provision for doubtful receivables	(1,173)	(35)	-1,138	/
Interest expense - net	(184)	(541)	357	-66.0
Dividend income	18,684	10,693	7,991	74.7
Gain on marketable securities and investments - net	3,242	8,391	-5,149	/
Gain on property and equipment-net	4,068	817	3,251	/
Other income- net	11,536	5,140	6,396	/
Total expenses and other	(126,814)	(133,923)	7,109	/
Income from consolidated operations before income taxes	103,781	60,720	43,061	70.9
Income taxes	(40,010)	(31,218)	-8,792	/
Income from consolidated operations	63,771	29,502	34,269	116.2
Minority interests in income of consolidated subsidiaries	(9,896)	(5,490)	-4,406	/
Equity in earnings of affiliated companies	23,577	18,808	4,769	25.4
Net income	77,452	42,820	34,632	80.9

NOTE:

(1) The companies have reclassified revenues and cost of revenues in accordance with the accounting guidance by the Financial Accounting Standards Board ("FASB") Emerging Issues Task Force ("EITF") No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent" for the six months ended September 30, 2004. Revenues and cost of revenues for the three months ended June 30, 2004 have been restated to conform to the current period presentation.

(2) Tax effects on investments in affiliated companies which were formerly included in "Equity in earnings of affiliated companies" are included in "Income taxes" for the three months ended June 30, 2005. Amounts for the three months ended June 30, 2004 have been reclassified to conform to the current period presentation.

(3) Certain restatements for the three months ended June 30, 2004 have been made in accordance with Accounting Principles Board Opinion No.18 "The Equity Method of Accounting for Investment in Common Stock."

(4) Operating transactions and operating income, as presented below, are voluntary disclosures solely for the convenience of investors in Japan. The figures are as follows.

	Three months ended June 30, 2005	Three months ended June 30, 2004	Increase or [-] decrease	%
Operating transactions	4,328,840	4,028,331	300,509	7.5
Operating income	66,435	36,220	30,215	83.4

Operating transactions represent the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.

Operating income reflects the companies' (a) gross profit, (b) selling, general and administrative expenses, and (c) provision for doubtful receivables.

Operating transactions and operating income, as presented above, are non-GAAP measure commonly used by similar Japanese trading companies and should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities.

Mitsubishi Corporation and subsidiaries

CONDENSED CONSOLIDATED BALANCE SHEETS (US GAAP)

June 30, 2005 (unaudited) and March 31, 2005

	Millions of yen		
	Jun. 30, 2005	Mar. 31, 2005	Increase or [-]decrease
ASSETS			
Current assets:			
Cash, time deposits and short-term investments	910,036	898,053	11,983
Receivables-trade, less allowance for doubtful receivables	2,917,243	2,985,168	-67,925
Inventories	684,764	667,968	16,796
Other current assets	376,630	322,516	54,114
Total current assets	4,888,673	4,873,705	14,968
Investments and non-current receivables:			
Investments in and advances to affiliated companies and other investments	2,313,496	2,225,300	88,196
Non-current receivables, less allowance for doubtful receivables	551,484	594,930	-43,446
Total investments and non-current receivables	2,864,980	2,820,230	44,750
Property and equipment - Net	1,234,694	1,227,161	7,533
Other assets	258,334	228,842	29,492
Total	9,246,681	9,149,938	96,743
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term debt and current maturities of long-term debt	1,052,543	1,106,608	-54,065
Payables-trade	2,259,283	2,218,018	41,265
Other current liabilities	490,607	535,793	-45,186
Total current liabilities	3,802,433	3,860,419	-57,986
Long-term debt, less current maturities	3,088,917	3,024,709	64,208
Other long-term liabilities	754,423	760,356	-5,933
Shareholders' equity:			
Common stock	126,737	126,705	32
Additional paid-in capital	179,664	179,632	32
Retained earnings:			
Appropriated for legal reserve	37,895	37,173	722
Unappropriated	1,196,443	1,138,509	57,934
Accumulated other comprehensive income (loss):			
Net unrealized gains on securities available for sale	291,227	278,288	12,939
Net unrealized gains on derivatives	2,408	2,883	-475
Minimum pension liability adjustments	(38,589)	(38,542)	-47
Foreign currency translation adjustments	(193,764)	(219,264)	25,500
Total accumulated other comprehensive income	61,282	23,365	37,917
Less treasury stock	(1,113)	(930)	-183
Total shareholders' equity	1,600,908	1,504,454	96,454
Total	9,246,681	9,149,938	96,743

Mitsubishi Corporation and subsidiaries

STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (US GAAP)

For the three months ended June 30, 2005 and 2004 (unaudited)

	Millions of yen	
	Three months ended June 30, 2005	Three months ended June 30, 2004
Comprehensive income		
Net income	77,452	42,820
Other comprehensive income (loss):		
Unrealized gains on securities available for sale	12,939	4,758
Unrealized gains on derivative instruments	(475)	(1,785)
Minimum pension liability adjustments	(47)	(881)
Foreign currency translation adjustments	25,500	(9,041)
Other comprehensive income (loss)	37,917	(6,949)
Comprehensive income	115,369	35,871

NOTE: Certain restatements for the three months ended June 30, 2004 have been made in accordance with Accounting Principles Board Opinion No.18 "The Equity Method of Accounting for Investment in Common Stock".

Mitsubishi Corporation and subsidiaries

OPERATING SEGMENT INFORMATION (US GAAP)

For the three months ended June 30, 2005 and 2004 (unaudited)

Three months ended June 30, 2005

	Millions of yen								
	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Eliminations or Unallocated	Consolidated
Operating transactions....	54,068	949,729	959,320	735,134	458,358	1,178,138	4,334,747	(5,907)	4,328,840
Gross profit............	11,373	21,545	53,092	45,468	18,839	79,094	229,411	1,184	230,595
Net income............	5,767	15,702	17,582	14,492	6,825	12,528	72,896	4,556	77,452
Segment assets..........	823,300	1,152,226	2,105,127	2,259,899	647,635	1,809,306	8,797,493	449,188	9,246,681

Three months ended June 30, 2004

	Millions of yen								
	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Eliminations or Unallocated	Consolidated
Operating transactions....	55,413	952,231	789,557	733,470	421,729	1,089,465	4,041,865	(13,534)	4,028,331
Gross profit............	11,336	13,366	39,431	39,636	18,442	72,501	194,712	(69)	194,643
Net income (loss)........	6,512	7,529	9,463	14,450	4,357	7,456	49,767	(6,947)	42,820
Segment assets..........	1,047,869	896,345	1,763,322	2,187,631	593,266	1,552,635	8,041,068	367,367	8,408,435

NOTE:

(1) Operating transactions, as presented above, are voluntary disclosures solely for the convenience of investors in Japan. Operating transactions represents the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.

Operating transactions, as presented above, is a non-GAAP measure commonly used by similar Japanese trading companies and should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities.

(2) Unallocated corporate assets included in the column of "Eliminations or Unallocated" at June 30, 2005 and 2004 were Y 1,008,103 and Y 861,028 million, respectively. The assets mainly consist of cash, time deposits and securities for financial activities.

(3) Certain restatements for the three months ended June 30, 2004 have been made in accordance with Accounting Principles Board Opinion No.18 "The Equity Method of Accounting for Investment in Common Stock."